Exhibit 99.64

Solaris Resources Inc.

Management’s Discussion and Analysis

For the Years Ended December 31, 2023 and 2022

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, unless otherwise noted)

Introduction

This management’s discussion and analysis (“MD&A”) of Solaris Resources Inc. (the “Company”, “Solaris”, “we”, “us”, or “our”) covers the year ended December 31, 2023, with comparative information for the year ended December 31, 2022. This MD&A is dated March 28, 2024 and takes into account information available up to and including that date. This MD&A should be read in conjunction with the Company’s consolidated financial statements for the years ended December 31, 2023 and December 31, 2022, and the related notes contained therein, which are available on the Company’s website at www.solarisresources.com and on the SEDAR+ website at www.sedarplus.ca. Additional information relating to the Company, including the Company’s Annual Information Form, is also set out on the SEDAR+ website at www.sedarplus.ca.

The Company has prepared the consolidated financial statements in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

All dollar amounts reported herein are expressed in thousands of US dollars unless indicated otherwise.

Solaris was incorporated under the Business Corporations Act of British Columbia on June 18, 2018 as a wholly owned subsidiary of Equinox Gold Corp. (“Equinox”). Equinox subsequently completed a spin-out of Solaris pursuant to a plan of arrangement (the “Arrangement”). Solaris’ common shares are listed on the Toronto Stock Exchange and trade under the symbol “SLS” as well as on the OTCQB Venture Market under the symbol “SLSSF”.

Cautionary Note Regarding Forward-Looking Information

Certain information contained in this document constitutes forward-looking statements. All statements, other than statements of historical facts, are forward looking statements, including but not limited to statements with respect to future plans and objectives of Solaris; Solaris’ exploration plans, including plans for follow-up drilling and other work, that exploration activities continue to target growth of the MRE, timing of such exploration plans, and potential results of such exploration plans; the Company’s plans for the ensuing year; the timing, content, and results of the Company’s upcoming MRE; the Company’s intention to list on the NYSE American stock exchange and timing of such listing; use of proceeds from the Company’s financings; closing of the C$130,000 private placement with an affiliate of Zijin Mining Group Co., Ltd. (“Zijin”); closing of the portions of the Orion financing that have not closed; timing of submission of the Environmental Impact Assessment for the Warintza Project; that further funds may be required to fund future obligations and exploration plans; potential mineralization; exploration results; the availability of financial resources; capital, operating and cash flow estimates; and intentions for its Warintza Project in Ecuador. Forward-looking statements are often, but not always, identified by the use of words such as may, will, seek, anticipate, believe, plan, estimate, budget, schedule, forecast, project, expect, intend, or similar expressions.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, unless otherwise noted)

The forward-looking statements are based on a number of assumptions which, while considered reasonable by the Company, are subject to risks and uncertainties, including assumptions made about the Company satisfying all closing conditions for the unclosed portions of the $80,000 financing; satisfaction of all conditions required to close the C$130,000 private placement with Zijin, including receipt of the requisite approval of the TSX, receipt of regulatory approval under the Investment Canada Act, and receipt of regulatory approval from the relevant authorities in the People’s Republic of China; the Company’s ability to advance exploration and development efforts at its projects; the results of such exploration and development efforts; copper, gold and other base and precious metal prices; cut-off grades; accuracy of mineral resource estimates and resource modeling; timing and reliability of sampling and assay data; representativeness of mineralization; timing and accuracy of metallurgical test work; anticipated political and social conditions; expected government policy, including reforms; ability to successfully raise additional capital; and other assumptions used as a basis for preparation of the Company’s current technical reports. The Company cautions readers that forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those expressed in or implied by such forward-looking statements and forward-looking statements are not guarantees of future results, performance or achievement. These risks, uncertainties and factors include that there are a number of conditions to closing the unclosed portion of the $80,000 financing; that the conditions required to close the proposed C$130,000 private placement are not satisfied; the ability to raise funding to continue exploration, development and mining activities; debt risk; share price fluctuation; global economic conditions; limited supplies, supply chain disruptions, and inflation; the Russia-Ukraine conflict; negative operating cash flow; uncertainty of future revenues or of a return on investment; no defined mineral reserves with no mineral properties in production or under development; speculative nature of mineral exploration and development; risk of global outbreaks and contagious diseases; risk that the proposed spin-out does not occur in a timely fashion (if at all); risks from international operations; risk associated with an emerging and developing market; relationships with, and claims by, local communities and indigenous groups; geopolitical risk; risks related to obtaining future environmental licenses for exploitation; permitting risk; Ecuadorian constitutional court rulings suspending licenses risk; anti-mining sentiment; failure to comply strictly with applicable laws, regulations and local practices may have a material adverse impact on the Company’s operations or business; the Company’s concessions are subject to pressure from artisanal and illegal miners; the inherent operational risks associated with mining, exploration and development, many of which are beyond the Company’s control; land title risk; surface rights and access risk; fraud and corruption; ethics and business practices; risks related to the tax regime in Ecuador; Solaris may in the future become subject to legal proceedings; Solaris’ mineral assets are located outside Canada and are held indirectly through foreign affiliates; commodity price risk; exchange rate fluctuations; joint ventures; property commitments; infrastructure; properties located in remote areas; lack of availability of resources; dependence on highly skilled personnel; competition; significant shareholders; reputational risk; conflicts of interests; uninsurable risks; information systems; public company obligations; internal controls provide no absolute assurances as to reliability of financial reporting and financial statement preparation, and ongoing evaluation may identify areas in need of improvement; the Company’s foreign subsidiary operations may impact its ability to fund operations efficiently, as well as the Company’s valuation and stock price; the value of the Company’s common shares, as well as its ability to raise equity capital, may be impacted by future issuances of shares; future sales of common shares by existing shareholders; costs of land reclamation; measures to protect endangered species may adversely affect the Company’s operations; environmental risks and hazards; and changes in climate conditions.

Although the Company has attempted to identify important risks, uncertainties and other factors that could cause actual performance, achievements, actions, events, results or conditions to differ materially from those expressed in or implied by the forward-looking information, there may be other risks, uncertainties and other factors that cause performance, achievements, actions, events, results or conditions to differ from those anticipated, estimated or intended. Unless otherwise indicated, forward-looking statements contained herein are as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether due to new information, future events or results or otherwise, except as required by applicable law.

Description of Business

Solaris is advancing a portfolio of copper and gold assets in the Americas, which includes a copper resource with expansion and discovery potential at the Warintza Project (“Warintza” or the “Project”) in Ecuador; a series of grassroots exploration projects with discovery potential at its Capricho and Paco Orco projects in Peru and Tamarugo Project (“Tamarugo”) in Chile; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project (“La Verde”) with a subsidiary of Teck Resources Ltd. in Mexico.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, unless otherwise noted)

Highlights and Activities

The following activities and developments were achieved during 2023:

Corporate:

●	Appointed Ms. Poonam Puri as an independent Director of the Company, replacing Mr. Greg Smith, who decided to step down to focus on external roles. Ms. Puri is an experienced corporate director and an internationally recognized scholar of corporate law, corporate governance, and capital markets regulation.[1]

●	Received proceeds from exercises of 23,500,000 common share purchase warrants totaling $20,618 (C$28,200), including a total of 23,100,000 common share purchase warrants at a price of C$1.20 for proceeds of $20,260 (C$27,720) by the Company’s Executive Chairman, Mr. Richard Warke and Equinox Gold Corp.[2]

●	Announced the appointment of Mr. Javier Toro as Chief Operating Officer to lead the advancement of the Warintza Project. Mr. Toro started with the Company on January 1, 2024 and is a Mining Engineer with over 25 years of experience leading the design and execution of engineering and economic studies for global scale open pit copper projects in the Americas.[3]

●	Announced the completion of a $80,000 financing package with OMF Fund IV SPV D LLC and OMF Fund IV SPV E LLC, entities managed by Orion Mine Finance Management LP (collectively, “Orion”), to fund the Warintza Project through studies and permitting, comprised of a $60,000 senior secured debt facility (the “Senior Loan”), a copper and molybdenum offtake with a buyback provision (the “Offtake”), a subscription for $10,000 in equity at a price of C$5.11 and a commitment for $10,000 in additional equity financing.[4]

Project advancement:

The following activities and developments were achieved during 2023:

●	Reported assay results from a series of holes aimed at growing mineral resources at the Warintza Project. At Warintza East, drilling significantly expanded the dimensions of the deposit to the northeast, east and south with further drilling targeting mineral resource growth in these directions and most importantly towards strong soil anomalism to the south. Warintza East adjoins with Warintza Central and is a target for major mineral resource growth potential where only minimal drilling was included in the mineral resource estimate (“MRE”[5] or “Resource”) at the Warintza Project that was reported in April 2022.[6]

●	Reported metallurgical test work results at Warintza demonstrating high recoveries expected for copper at 90% and molybdenum at 80% based on rougher flotation, cleaner flotation and locked cycle testing, with high-grade concentrates expected free of deleterious elements.[7]

●	Reported updated geochemical sampling and assay results from follow-up holes at the pre-resource deposit at Warintza West, outlining a broad zone of porphyry mineralization measuring 1.2km x 0.7km that remains open. Subsequent geochemical sampling has provided vectors toward potential higher-grade mineralization to the north for step-out drilling.[8]

[1]	Refer to the Company’s news release titled, “Solaris Announces Changes to Its Board of Directors, Including the Appointment of Ms. Poonam Puri”, dated February 24, 2023.
[2]	Refer to the Company’s news release titled, “Solaris Receives Proceeds from Warrant Exercises of C$30.2 Million, Including Significant Exercises by Richard Warke and Equinox Gold Corp.”, dated March 29, 2023.
[3]	Refer to the Company’s news release titled, “Solaris Appoints COO to Lead Warintza Project; US$80 Million Financing Package Well Advanced to Fund Studies and Permitting”, dated November 6, 2023.
[4]	Refer to the Company’s news release titled, “Solaris Announces US$80 Million Financing Package to Fund Warintza Project Through Studies and Permitting”, dated December 11, 2023.
[5]	The corresponding Technical Report disclosing the MRE has been prepared by Mario E. Rossi, an independent qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, is titled “NI 43-101 Technical Report for the Warintza Project, Ecuador (Amended)” with an effective date of April 1, 2022, and is available on the Company’s website at www.solarisresrouces.com and on SEDAR under the Company’s profile at www.sedarplus.ca.
[6]	Refer to the Company’s news release titled, “Solaris Significantly Expands Warintza East Discovery in Continued Extensional Drilling”, dated January 17, 2023.
[7]	Refer to the Company’s news release titled, “Solaris Reports High Recoveries of Over 90% Copper and 80% Molybdenum from Warintza Project Metallurgical Test Work”, dated January 23, 2023.
[8]	Refer to the Company’s news release titled, “Solaris Expands Warintza West to 1.2km by 0.7km, Identifies New Potential”, dated February 13, 2023.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, unless otherwise noted)

●	Reported assay results from a series of holes aimed at growing the Northeast Extension, an area of near surface, high grade mineralization at the Warintza Central deposit. The Northeast Extension zone represents a significant area of focus for resource growth drilling, one of the two key areas for the follow-on drilling program from the 2022 MRE, with the other being major resource growth drilling at Warintza East.[9]

●	Reported additional assay results from resource growth drilling at Warintza East expanding the deposit further to the north, east and south, as well as identified a second, higher grade porphyry center opening southern extension.[10]

●	Discovered a new, potentially well mineralized porphyry called Patrimonio, located immediately southwest of Warintza Central, with the northern extent of the target located just outside the shell of the MRE. Patrimonio is defined by highly anomalous sampling over a 1.5km long x 0.6km wide area where outcropping porphyritic diorite displays intense, pervasive biotite alteration and stockwork veining on the western side of a major north-south fault adjacent to Warintza Central.[11]

●	Drilling at Warintza East in SLSE-28 displayed a second, more intensely mineralized porphyry center located 350m south of the original discovery, distinguished as Warintza Southeast, with core showing strong mineralization from 19m to the end of the hole characterized by chalcopyrite-pyrite-molybdenite in stockwork veins and disseminations, holding potential for notably improved grades.[12]

●	Final assay results of SLSE-28 confirmed the discovery of Warintza Southeast, the fifth porphyry deposit discovered on the Warintza Project, with strong mineralization starting from bedrock surface extending to the end of the hole, with the zone remaining wide open with additional follow-up drilling underway to test the potential for lateral expansion, focusing on vectors to the south and southeast where new step-out platforms are under construction.[13]

●	Discovered a significant new porphyry deposit in the first reconnaissance drill hole at Patrimonio, representing the sixth porphyry deposit discovered on the Warintza Project.[14]

[9]	Refer to the Company’s news release titled, “Solaris Reports 186m of 0.64% CuEq From Near Surface, Continues to Expand ‘Indicative Starter Pit’ at Warintza Central”, dated March 13, 2023.
[10]	Refer to the Company’s news release titled, “Solaris Intersects 626m of 0.50% CuEq From Surface in Expansion Drilling at Warintza East and Identifies Second, Higher Grade Porphyry Center Opening Southern Extension Potential”, dated April 3, 2023.
[11]	Refer to the Company’s news release titled, “Solaris Discovers New Porphyry Southwest of Warintza Central, with Values up to 1.6% Cu and 630 ppm Mo in Outcrop Sampling”, dated April 11, 2023.
[12]	Refer to the Company’s news release titled, “Solaris Confirms Discovery of Second Porphyry Center with Stronger Mineralization, Higher Grade Growth Potential at Warintza East”, dated May 2, 2023.
[13]	Refer to the Company’s news release titled, “Solaris Reports Highest Grades to Date in Second Porphyry Centre Outside Resource at Warintza East, with 301m of 0.65% CuEq from Surface Ending in 31m of 0.76% CuEq”, dated June 1, 2023.
[14]	Refer to the Company’s news release titled, “Solaris Reports Significant New Porphyry Discovery in First Hole at Patrimonio, Second and Third Holes Underway and Additional Rigs Being Mobilized”, dated June 14, 2023.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, unless otherwise noted)

●	Reported assays from a series of holes aimed at growing Warintza Central within the MRE. Drilling successfully expanded the Northeast Extension zone, an area of near surface, high-grade mineralization within the MRE, to the north-northeast where further step-outs are planned, while a 250m step-out on the opposite side of Warintza Central expanded the zone to the northwest and opened up new potential in this direction for follow-up drilling.[15]

●	Reported assay results from a series of holes aimed at growing mineral resources at the Warintza Project. At Warintza East, drilling significantly expanded the dimensions of the deposit with further drilling targeting resource growth to the north, northeast, east and southwest. At the Warintza Southeast discovery, latest drilling helped establish the geometry of the upper part of the system, with deeper drilling underway and significant step-outs to the southeast planned.[16]

●	Reported assay results from the first two reconnaissance drill holes at Patrimonio, a significant new discovery located immediately southwest of Warintza Central, with the northern extent of the target located just outside the shell of the MRE. Observations from drill core suggest the epidote-magnetite (skarn) mineralization was derived from a different and, as yet, unidentified source than the dacite porphyry opening up intriguing potential for the discovery of additional skarn mineralization and/or its intrusive source within the anomaly. The copper mineralization remains open to the northwest, south and west while abutting a weakly mineralized quartz-monzodiorite porphyry to the northeast.[17]

Subsequent to year-end:

●	Announced a preview of 2024 plans including the intent to list on the NYSE American stock exchange to satisfy the appetite of U.S. retail and institutional investors seeking to add exposure to Solaris. In addition, the Company noted that a mineral resource update is expected in late second quarter of 2024 to deliver major growth through expansion of the deposit in extensional drilling at Warintza Central, Warintza East, and through the inclusion of the recent discovery of Warintza Southeast within a common pit shell, further extensional and infill drilling programs, as well as further Warintza and regional exploration.[18]

●	The Company entered into a subscription agreement in respect of an approximately C$130,000 private placement of common shares of Solaris by an affiliate of Zijin at a subscription price of C$4.55 per common share. Closing of the private placement is subject to customary conditions precedent and applicable regulatory approvals, including (i) receipt of the requisite approval of the TSX, (ii) receipt of regulatory approval under the Investment Canada Act, and (iii) receipt of regulatory approval from the relevant authorities in the People’s Republic of China. The Common Shares will be subject to a statutory hold period in accordance with applicable securities laws.[19]

●	Announced a corporate update including the commencement of the 2024 drilling and regional exploration program at Warintza.[20]

●	Announced a trilateral cooperation agreement with the Interprovincial Federation of Shuar Centers (“FICSH”) and the Alliance for Entrepreneurship and Innovation (“AEI”) of Ecuador. The agreement aims to promote the economic and social development of Shuar communities represented by FICSH, including the communities of Warints and Yawi which host the Warintza Project on their lands, with programs in health, education, skills training, entrepreneurship, innovation and sustainable mineral resource development.[21]

[15]	Refer to the Company’s news release titled, “Solaris Reports 54m of 0.80% CuEq from Surface in Northwest Step-Out at Warintza Central; 268m of 0.60% CuEq within 830m averaging 0.50% CuEq in Northeast Step-Out”, dated June 28, 2023.
[16]	Refer to the Company’s news release titled, “Solaris Reports 105m of 0.60% CuEq and 132m of 0.60% CuEq from Near Surface; Continued Expansion of Warintza East and Warintza Southeast”, dated July 24, 2023.
[17]	Refer to the Company’s news release titled, “Solaris Reports 96m of 0.59% CuEq from Near Surface within 144m of 0.50% CuEq and 148m of 0.52% CuEq in First Two Reconnaissance Holes at Patrimonio”, dated September 12, 2023.
[18]	Refer to the Company’s news release titled, “Solaris Provides 2024 Preview Including Planned NYSE American Listing and Updated Warintza Mineral Resource Estimate in Q2/24”, dated January 8, 2024.
[19]	Refer to the Company’s news release titled,” Solaris Announces $130 Million Strategic Investment by Zijin Mining Group”, dated January 11, 2024.
[20]	Refer to the Company’s news release titled, “Solaris Commences 2024 Drilling Program at Warintza Project”, dated January 22, 2024.
[21]	Refer to the Company’s news release titled ,”Solaris Announces Cooperation Agreement with Interprovincial Federation of Shuar Centers and the Alliance for Entrepreneurship and Innovation of Ecuador “, dated March 1, 2024.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, unless otherwise noted)

OUTLOOK

Drilling activities at the Warintza Project continue to focus on growing the 2022 MRE, which was based on drilling to the end of November 2021. Drilling since that point has focused on pursuing open extensions of near surface, high-grade mineralization in the northeast extension of Warintza Central, expanding the Warintza East deposit, and later the Warintza Southeast deposit after its discovery. An updated mineral resource estimate is expected in late second quarter of 2024, taking in nearly double the meterage of the MRE, and presenting these three deposits as a single resource in a common pit shell.

Drilling is expected to continue through the updated mineral resource estimate with a focus on pursuing the open extension of the Warintza Southeast deposit, drilling untested areas on the southern side of the pit shell and infill drilling existing mineral resources. This drilling is expected to total at least 30km from approximately 90 new platforms, taking advantage of additional permitted locations to optimize the drilling pattern, and with some of these holes doubling as metallurgical, geotechnical and hydrogeological holes to support technical studies.

In addition, the Company has completed additional field work in support of defining high-impact targets within the Warintza porphyry cluster. Further plans include following up on the recent Patrimonio discovery in pursuit of the unidentified source of its replacement-style mineralization, with vectors to the west and an area of much stronger soil anomalism to the south. The Company also plans to retest the El Trinche target where copper values up to 0.6% Cu in chip samples have been encountered at surface but only QSP alteration and weak mineralization in limited prior drilling which is thought to have intersected the top of the system, above a potentially richer system at a lower level of emplacement below.

The Company also plans to continue to advance its regional exploration program which has been successful in identifying a number of new porphyry, skarn and high sulphidation targets for further exploration work. In particular, work at Caya continues to support the concept of an high sulphidation epithermal target, partially exposed beneath a thin sandstone unit at its margins, with characteristic dickite, vuggy silica and pathfinder element geochemistry, and potentially prior artisanal mining. Additional field work is focused on sampling, and detailed geology and clay alteration mapping by spectrometer to define targets for drill testing.

The Company anticipates finalizing and submitting the Environmental Impact Assessment for the Warintza Project for regulatory review and approval in the second half of 2024, after more than three years of baseline environmental monitoring, data collection and studies from prior permitting efforts. Follow-up programs for metallurgy, geotechnical and hydrogeological drilling, together with detailed access, internal/external infrastructure, and water and power studies will run through the end of the year.

Upon closing the approximately C$130,000 strategic investment by Zijin, the Company plans to expand its 2024 and 2025 programs to bring additional rigs into operation, and significantly scale up its regional exploration programs, including land consolidation, and commencing infrastructure and site development for fast-tracking the Project, with details to follow.

The Company intends to list on the NYSE American stock exchange to satisfy the appetite of U.S. retail and institutional investors seeking to add exposure to Solaris. Subject to the review and approval of the listing application and satisfaction of all applicable listing and regulatory requirements, the Company expects its common shares to commence trading on the NYSE American in the first half of 2024.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, unless otherwise noted)

Warintza

Warintza is a large-scale porphyry copper-molybdenum-gold project located in southeastern Ecuador in the province of Morona Santiago, Canton Limon Indanza, north of the Mirador copper-gold mine (owned by CRCC-Tongguan) and the Fruta del Norte gold mine (owned by Lundin Gold) and adjacent to the San Carlos-Panantza copper project (owned by CRCC-Tongguan).

The property includes nine metallic mineral concessions covering 26,774 hectares. Four concessions with an area of 9,997 hectares are permitted for exploration activities including drilling and path construction. South32 Royalty Investments Pty Ltd holds a 2% net smelter royalty on the original four concessions. Concessions have a term of 25 years and can be renewed for additional periods of 25 years. As at December 31, 2023, the Company has incurred approximately $147,000 in exploration expenses at Warintza.

Warintza enjoys the support of its local Shuar Centres of Warints and Yawi with whom the Company shares an Impacts and Benefits Agreement (“IBA”), which was first signed in September 2020 and renewed in March 2022. The IBA provides certainty of community support for the responsible advancement of the Warintza Project from exploration and development through to production and is a major milestone in the Company’s innovative corporate social responsibility (“CSR”) program. This was the first IBA established in Ecuador and set the precedent for industry best practice for inclusive and mutually beneficial resource development in partnership with Indigenous Peoples. The IBA formalizes commitments toward supporting partner communities in their social and cultural practices. It also provides for eliminating or mitigating adverse impacts, employment, contracting and business opportunities supported by a robust program of education, skills and training together with community infrastructure development and financial benefits to maximize community participation and positive outcomes for Indigenous Peoples. In March 2024, Solaris announced a trilateral cooperation agreement with FICSH, the highest authority and largest Shuar indigenous organization legally established by statute of the Ministry of Social Welfare of Ecuador in 1964 and includes 50 associations comprising 500 Shuar communities and approximately 143,000 Shuar indigenous people, and with the AEI of Ecuador. The agreement aims to promote the economic and social development of Shuar communities represented by FICSH, including the communities of Warints and Yawi, with programs in health, education, skills training, entrepreneurship, innovation and sustainable mineral resource development.

In April 2022, the Company reported the results of the updated MRE for the Warintza deposit, with Indicated mineral resources of 579 Mt at 0.59% CuEq22 (0.47% Cu, 0.03% Mo, 0.05 g/t Au) and Inferred mineral resources of 887 Mt at 0.47% CuEq22 (0.39% Cu, 0.01% Mo, 0.04 g/t Au). The Company also completed metallurgical test work demonstrating high recoveries expected for copper at 90% and molybdenum at 80% based on rougher flotation, cleaner flotation and locked cycle testing, with high-grade concentrates expected free of deleterious elements.

The Warintza Project successfully completed a phase change of the environmental license from initial exploration to advanced exploration following the completion of an Environmental Impact Assessment and community consultation process late 2022. The Company continues to work with the Government of Ecuador on obtaining key permits and licenses for the advancement of the Project.

In December 2022, Solaris and the Government of Ecuador signed an Investment Contract for the Warintza Project which provides for the following protections and incentives for the duration of the title of the Project which extends with renewal to 2066: security of investment, stability of mining law, stability of taxes at a reduced income tax rate of 20% (25% previously), exemption from capital outflow tax (5% previously), exemption from import duties (up to 5% previously), and detailed procedures for dispute resolution and international arbitration protection.

[22]	Copper-equivalence is calculated as: CuEq (%) = Cu (%) + 4.0476 × Mo (%) + 0.487 × Au (g/t), utilizing metal prices of US$3.50/lb Cu, US$15.00/lb Mo, and US$1,500/oz Au and assumes recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical test work.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, unless otherwise noted)

Warintza Drill Program

Drilling has returned long intervals of high-grade copper mineralization, with the highest-grade intervals within each hole starting at or near surface, extending to 1km+ depths with grades up to 1.64% CuEq23. An MRE was published in April 2022 based on eighteen months of drilling to the end of November 2021, primarily within the Warintza Central deposit, one of the six major discoveries made on the property to date. The MRE is set within a cluster of copper porphyries where additional discoveries have been made at Warintza West (February 2021), Warintza East (July 2021), Warintza South (January 2022), and most recently Warintza Southeast (May 2023) and Patrimonio (June 2023), each with a similar or larger footprint to Warintza Central.

Since the completion of the MRE, ongoing mineral resource growth drilling has successfully expanded the Northeast Extension zone at Warintza central, an area of high-grade near surface mineralization, and increased certainty of targeted volumes at Warintza Central within the MRE envelope, and expanded the Warintza East deposit, where only eight holes were included in the MRE after its discovery. Follow-up drill results at Warintza East have significantly expanded the drilled dimensions to the north, east and south, and represents a major target for potential future mineral resource growth. Most recently, the Company confirmed the discovery of Warintza Southeast, a distinct, higher-grade porphyry center to the south of Warintza East beyond the limit of the MRE offering the potential to add higher-grade mineral resources. An updated mineral resource estimate is expected in late Q2/24 to take in nearly double the meterage of the MRE and deliver major growth at Warintza Central, Warintza East and the recent discovery of Warintza Southeast within a common pit shell. See the Company’s news releases dated July 20, 2021, September 27, 2021, October 25, 2021, April 11, 2022, April 18, 2022, May 26, 2022, July 20, 2022, September 7, 2022, November 14, 2022, December 5, 2022, January 17, 2023, March 13, 2023, April 3, 2023, May 2, 2023, June 1, 2023, June 28, 2023, July 24, 2023, January 8, 2024 and January 22, 2024.

Warintza West is located 1km west of and outside the areas contained in the MRE that was reported in April 2022. The initial reconnaissance holes from a centralized platform have outlined a broad zone of porphyry mineralization measuring 1.2km x 0.7km that remains open. Subsequent geochemical sampling has provided vectors toward potential higher-grade mineralization to the north for step-out drilling. See the Company’s news releases dated February 16, 2021, October 13, 2022 and February 13, 2023.

El Trinche is an area that forms the southern, low-grade margin of Warintza Central where a near surface intercept of high-grade mineralization within a broader low-grade interval has been interpreted as a dyke with veinlet orientations and alteration suggesting it may form a high level expression of a potentially deeper, higher grade system that has not yet been located where the Company plans to follow-up. See the Company’s news releases dated November 23, 2020, December 10, 2020, February 16, 2021, September 7, 2021 and January 8, 2024.

Patrimonio is a significant new porphyry deposit located immediately southwest of Warintza Central and just outside the MRE shell. Patrimonio is defined by an elongated north-south molybdenum anomaly measuring 1.5km x 0.5km enveloped by a copper anomaly extending west, with outcropping porphyry displaying pervasive potassic alteration and stockwork veining, located on the western side of an interpreted major north-south fault adjacent to Warintza Central. Observations from drill core suggest the epidote-magnetite (skarn) mineralization was derived from a different and, as yet, unidentified source than the dacite porphyry opening up intriguing potential for the discovery of additional skarn mineralization and/or its intrusive source within the anomaly. Detailed mapping and sampling are underway to further develop the model of this mineral system and particularly to establish vectors for skarn and alteration zonation and prioritize drill locations under construction. The copper mineralization remains open to the northwest, south and west while abutting a weakly mineralized quartz-monzodiorite porphyry to the northeast. See the Company’s news release dated April 11, 2023, June 14, 2023, September 12, 2023, January 8, 2024 and January 22, 2024.

Warintza South is an entirely separate porphyry deposit located approximately 3kms south of Warintza Central. The first drill hole returned 606m of 0.41% CuEq23 (0.32% Cu, 0.02% Mo, 0.02 g/t Au) of continuous porphyry copper mineralization from near surface. The Company has since completed additional surface sampling and has identified an area of strong soil anomalism approximately 1.5km north of the discovery hole for follow-up drilling. See the Company’s news release dated January 18, 2022.

[23]	Prior to the updated mineral resource estimate, Solaris defined copper equivalent calculation for reporting purposes only. Copper-equivalence is calculated as: CuEq (%) = Cu (%) + 3.33 × Mo (%) + 0.73 × Au (g/t), utilizing metal prices of US$3.00/lb Cu, US$10.00/lb Mo, and US$1,500/oz Au. No adjustments were made for recovery as the Project is an early-stage exploration project and metallurgical data to allow for estimation of recoveries was not yet available.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, unless otherwise noted)

In addition, the Company continues to advance its regional exploration program testing newly identified porphyry, skarn and high sulphidation targets in support of drilling. See the Company’s news releases dated April 4, 2022, April 11, 2022, May 26, 2022, July 7, 2022, April 3, 2023, April 11, 2023, January 8, 2024 and January 22, 2024.

Summarized drilling results from Warintza Central, Warintza West, Warintza East, Warintza South, Warintza Southeast and Patrimonio are listed on the Company’s website. The Company continues to reorient its drilling fleet to pursue a mineral resource growth strategy via step-out, extensional and infill drilling in 2024 and beyond.

La Verde

La Verde is situated in the Sierra Madre del Sur west of Mexico City in Michoacán State, Mexico and consists of the Unificación Santa Maria claim. The project is accessible year-round by paved roads and is strategically located next to key infrastructure with easy access to water, power and rail.

The project is held 60% by the Company and 40% by a subsidiary of Teck Resources Ltd.

The joint venture agreement governing the operation and funding of La Verde was formalized effective February 28, 2015 (the “La Verde Agreement”). The La Verde Agreement provides that Solaris is the operator of the project. The La Verde Agreement further provides for dilution of either parties’ ownership should funding not be provided in accordance with their respective participating interests. La Verde is subject to a 0.5% net smelter royalty held by Minera CIMA, S.A. de C.V.

Ricardo

Ricardo consists of approximately 16,000 hectares strategically located along the West Fissure fault in Chile approximately 25km south of Codelco’s Chuquicamata Mine, one of the largest copper mines in the world. The Company owns a 100% interest in Ricardo.

The Company has decided not to renew the annual concession fees for Ricardo, resulting in a $251 impairment of the exploration and evaluation assets in the statement of net loss and comprehensive loss for the year ended December 31, 2023.

Tamarugo

Tamarugo is a grass-roots copper porphyry target strategically located in northern Chile approximately 85 kilometres northeast of Copiapo and approximately 65 kilometres southwest of Codelco’s El Salvador Copper Mine. The Company owns a 100% interest in Tamarugo, which consists of claim blocks covering a total of approximately 12,300 hectares.

Other projects

Solaris has earn-in agreements on certain other projects including the Capricho and Paco Orco projects in Peru. The Capricho project is a 4,200-hectare copper-molybdenum-gold property. The Paco Orco project is a 4,400-hectare lead, zinc and silver property. Solaris is focused on obtaining surface access agreements with local landholders and communities for the purposes of permitting exploration programs at both Capricho and Paco Orco.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, unless otherwise noted)

Exploration expenses

The following tables summarize exploration expenses by activity and jurisdiction.

For the year ended December 31, 2023:

	Ecuador	Mexico	Chile	Peru and other	Total
Salaries, geological consultants and support, and travel	$8,021	$–	$–	$754	$8,775
Site preparation, supplies, field and general	7,767	115	153	160	8,195
Drilling and drilling related costs	4,339	–	–	–	4,339
Assay and analysis	502	–	–	–	502
Community relations, environmental and permitting	7,170	–	–	133	7,303
Concession fees	321	58	146	40	565
Studies	42	–	–	–	42
Reclamation provision	304	–	–	–	304
Amortization	899	3	7	19	928
	$29,365	$176	$306	$1,106	$30,953

For the year ended December 31, 2022:

	Ecuador	Mexico	Chile	Peru and other	Total
Salaries, geological consultants and support, and travel	$15,766	$–	$16	$780	$16,562
Site preparation, supplies, field and general	10,011	87	236	204	10,538
Drilling and drilling related costs	14,313	–	–	–	14,313
Assay and analysis	2,872	–	–	–	2,872
Community relations, environmental and permitting	5,246	–	–	209	5,455
Concession fees	293	47	70	38	448
Studies	675	–	–	–	675
Reclamation provision	(154)	–	–	–	(154)
Amortization	762	3	3	15	783
	$49,784	$137	$325	$1,246	$51,492

The decrease in exploration expenses to $30,953 for the year ended December 31, 2023, from $51,492 for the year ended December 31, 2022, was primarily related to the decrease in the drilling activities at Warintza in Ecuador with the completion of the MRE which was reported in April 2022.

Salaries, geological consulting and support, and travel costs were lower in Ecuador for the year ended December 31, 2023, compared to the same period in 2022, mainly due to the decrease in geological consultants’ costs in support of drilling activities, as well as less mobilization of supplies, materials and personnel to and within the site.

The decrease in site preparation, supplies, field and general costs is commensurate with the decrease in drilling activities with less drilling platforms, civil works and site infrastructure, as well as a decrease in supplies and materials consumed at the Warintza Project.

Drilling and drilling-related costs at Warintza, as well as the corresponding assay and analysis costs, decreased for the year ended December 31, 2023, compared to the same period in 2022, as the Company conducted a higher volume of drilling activities starting in the third quarter of 2021 and extended to the first quarter of 2022 to provide for the update of the MRE at Warintza Central, which concluded in April 2022.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, unless otherwise noted)

Pursuant to agreements with local communities, the Company is required to make certain monthly community support payments, included in community relations, environmental, and permitting costs. Community relations, environmental, and permitting costs increased for the year ended December 31, 2023, compared to the same period in 2022, due to the regulatory permitting fees incurred to obtain the advanced exploration environmental license for the Warintza Project in the first quarter of 2023.

Reclamation provision represents the estimated costs for restoration and rehabilitation for environmental disturbances at Warintza. For the year ended December 31, 2023, the reclamation provision expensed was higher than the prior year primarily due to a change in estimate in the prior year which decreased the reclamation provision expensed for the year ended December 31, 2022, partially offset by a decrease in additional environmental disturbances in the current year.

Loss from Operations

Three Months Ended December 31, 2023 Compared to the Three Months Ended December 31, 2022

The Company incurred exploration expenses of $6,869 for the three months ended December 31, 2023 (December 31, 2022 – $11,197). The decrease is mainly attributable to the continued decrease in exploration and drilling activities at Warintza since the completion of the MRE which was reported in April 2022.

The Company incurred general and administrative expenses of $2,778 for the three months ended December 31, 2023 (December 31, 2022 – $2,580). The increase is mainly due to share-based compensation, a non-cash cost, of $953 for the three months ended December 31, 2023 (December 31, 2022 – $655), as new options were granted in the first quarter of 2023.

The Company incurred impairment of exploration and evaluation assets of $251 for the three months ended December 31, 2023 (December 31, 2022 – nil). The Company has decided not to renew the annual concession fees for Ricardo, resulting in a $251 impairment of the exploration and evaluation assets in the statement of net loss and comprehensive loss for the three months ended December 31, 2023.

The change in fair value of derivative resulted in a nil balance for the three months ended December 31, 2023 compared to a loss of $23 for the three months ended December 31, 2022, a non-cash cost, due to the mark-to-market adjustment on the derivative instrument related to the Company’s obligation to issue shares on exercise of Equinox warrants. As at December 31, 2023, there are no remaining Equinox warrants outstanding as all of the Equinox warrants were exercised by their expiry date on May 7, 2023. As a result, the change in fair value of the derivative in the current period is nil.

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

The Company incurred exploration expenses of $30,953 for the year ended December 31, 2023 (December 31, 2022 – $51,492). The decrease is mainly attributable to decreased exploration and drilling activities at Warintza since the completion of the MRE which was reported in April 2022.

The Company incurred general and administration expenses of $10,218 for the year ended December 31, 2023 (December 31, 2022 – $8,816). The increase is mainly due to share-based compensation, a non-cash cost, of $5,134 for the year ended December 31, 2023 (December 31, 2022 – $3,509), as new options were granted in the first quarter of 2023.

The Company incurred impairment of exploration and evaluation assets of $251 for the year ended December 31, 2023 (December 31, 2022 – nil). The Company has decided not to renew the annual concession fees for Ricardo, resulting in a $251 impairment of the exploration and evaluation assets in the statement of net loss and comprehensive loss for the year ended December 31, 2023.

The change in fair value of derivative resulted in a loss of $105 for the year ended December 31, 2023 compared to a gain of $1,377 for the year ended December 31, 2022, a non-cash cost, due to the mark-to-market adjustment on the derivative instrument related to the Company’s obligation to issue shares on exercise of Equinox warrants. As at December 31, 2023, there are no remaining Equinox warrants outstanding as all of the Equinox warrants were exercised by their expiry date on May 7, 2023.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, unless otherwise noted)

Selected Annual Financial Information

Information for the three years ended December 31, 2023, 2022 and 2021, as extracted from the Company’s audited consolidated financial statements, is presented as follows:

$ in thousands, except per share amounts	2023	2022	2021
Exploration expenses	$30,953	$51,492	$49,850
General and administrative expenses	10,218	8,816	9,500
Impairment of exploration and evaluation assets	251	–	–
Change in fair value of derivatives	105	(1,377)	(1,530)
Net loss	41,083	58,716	56,857
Comprehensive loss	40,551	59,392	56,156
Net loss attributable to Solaris shareholders	41,008	58,657	56,796
Net loss per share attributable to Solaris shareholders – basic and diluted	0.29	0.52	0.53
Total assets	61,820	38,535	57,650
Total non-current liabilities	31,032	1,459	1,862

Exploration expense decreased from 2022 to 2023 primarily due to the decrease in exploration and drilling activities at Warintza since the completion of the MRE which was reported in April 2022. Exploration expense increased from 2021 to 2022 primarily due to the increase in exploration activities in Ecuador at Warintza, with drilling and drilling related costs being the most significant component of the increase, including the spending in personnel, field work and infrastructure costs, as well as the augmented spending on community relations initiatives.

The increase in general and administrative costs from 2022 to 2023 is attributable to higher share-based compensation and the decrease from 2021 to 2022 is attributable to lower share-based compensation.

Total assets increased from 2022 to 2023 primarily due to the increase in cash balance from the drawdown of the Senior Loan and the receipt of the equity financing in December 2023, offset with the use of cash to fund the exploration activities for the Warintza Project. Total assets decreased from 2021 to 2022 primarily due to the use of cash to fund the exploration activities primarily in the Warintza Project, offset by the proceeds received from the exercise of the Company’s common share purchase warrants.

Summary of Quarterly Financial Information

The Company’s quarterly financial statements are reported under IFRS, as applicable to interim financial reporting. The following table provides highlights from the quarterly results of the Company’s unaudited condensed consolidated interim financial statements for the past eight quarters.

	2023 Q4	2023 Q3	2023 Q2	2023 Q1
Exploration expenses	$6,869	$7,001	$7,682	$9,401
General and administration expenses	2,778	2,323	2,485	2,632
Impairment of exploration and evaluation assets	251	–	–	–
Change in fair value of derivatives – loss	–	–	–	105
Net loss	10,049	9,060	9,996	11,978
Comprehensive loss	9,873	9,311	9,616	11,751
Net loss attributable to Solaris shareholders	10,037	9,039	9,973	11,959
Net loss per share – basic and diluted	$0.07	$0.06	$0.06	$0.10

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, unless otherwise noted)

	2022 Q4	2022 Q3	2022 Q2	2022 Q1
Exploration expenses	$11,197	$12,152	$13,838	$14,305
General and administration expenses	2,580	2,048	1,919	2,269
Impairment of exploration and evaluation assets	–	–	–	–
Change in fair value of derivatives – loss (gain)	23	(212)	(634)	(554)
Net loss	13,634	13,889	15,191	16,002
Comprehensive loss	13,466	14,688	15,442	15,796
Net loss attributable to Solaris shareholders	13,622	13,871	15,178	15,986
Net loss per share – basic and diluted	$0.11	$0.12	$0.14	$0.15

The Company has not generated any income to date other than interest income. Exploration expenditures in the first quarter of 2022 were highest among the last eight quarters to support the drilling activities at the Warintza Project but have since decreased starting in the second quarter of 2022 onwards, given the completion of the mineral resource drilling with the reporting of the MRE in April 2022. The higher general and administrative costs in the fourth quarter of 2023 primarily reflects an increase in share-based compensation, a non-cash cost for stock options granted to employees and directors. The impairment of exploration and evaluation assets in Q4 2023 was attributed to the non-renewal of the annual concession fees for Ricardo. The gain or loss recognized from the change in fair value of derivatives, a non-cash item, was attributed to the mark-to-market adjustments on the derivative instrument related to the Company’s obligation to issue shares on exercise of Equinox warrants, which were fully exercised by their expiry date on May 7, 2023.

Liquidity and Capital Resources

As at December 31,	2023	2022
Cash and cash equivalents	$38,865	$14,770
Prepaids and other	523	490
Accounts payable and accrued liabilities	5,274	8,336
Lease liability – current	88	145
Total current assets	39,388	15,260
Total current liabilities	$5,362	$8,846

Cash used in operating activities during the year ended December 31, 2023 was $38,314 (December 31, 2022 – $58,389). The decreased use of cash during the year ended December 31, 2023, compared to the same period in 2022, is primarily attributable to the decrease in exploration expenses. Cash used in operating activities was also impacted by the timing of receipts and payments from non-cash working capital items, primarily accounts payable and accrued liabilities.

Cash inflow from financing activities during the year ended December 31, 2023, was $62,268 (December 31, 2022 – $41,251). The main source of cash provided by financing activities during the year ended December 31, 2023, was the receipt of the drawdown of the Senior Loan of $29,537, net of $463 in transaction costs, proceeds from the private placement equity financing of $9,846, net of $154 in share issuance costs and proceeds from the exercise of warrants and stock options of $22,336. Cash inflow from financing activities during the year ended December 31, 2022, relates primarily to the proceeds from the exercise of warrants and stock options of $40,927.

Cash outflow from investing activities during the year ended December 31, 2023 was $347 (December 31, 2022 – $1,355). The decrease in cash outflow from investing activities for the year ended December 31, 2023, relates primarily to less purchases of equipment and infrastructure at Warintza compared to the year ended December 31, 2022, partially offset by a contribution to restricted cash to collateralize guarantees issued to support environmental bonding requirements with respect to the environmental disturbances at Warintza for the approval of the advanced exploration environment license.

The Company does not generate operating cash flow from a producing mine and has incurred operating losses to date. The Company has relied on cash received from share issuances and loan financing to fund its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the Warintza Project.

The consolidated financial statements have been prepared in accordance with IFRS applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due for the foreseeable future.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, unless otherwise noted)

As at December 31, 2023, the Company had cash and cash equivalents of $38,865. In December 2023, the Company entered into definitive agreements to a financing package consisting of up to $80,000 in financing including a $60,000 Senior Loan of which $30,000 was received on closing and the remaining amount to be made available in two tranches based on achieving certain milestones. The Company also received $10,000 on issuance of common shares with an additional $10,000 of equity financing available if certain conditions are met. There are no guarantees that the Company will meet the conditions to receive the additional amounts under the financing package. In addition, the Senior Loan has a financial covenant which requires the Company to maintain an unrestricted cash balance of $5,000 in Canada. Subsequent to December 31, 2023, the Company entered into a subscription agreement for approximately C$130,000 of common shares. Closing of this transaction is subject to certain regulatory approvals including (i) receipt of the requisite approval of the TSX, (ii) receipt of regulatory approval under the Investment Canada Act, and (iii) receipt of regulatory approval from the relevant authorities in the People’s Republic of China. It is currently uncertain when the required approvals will be received or if the approvals will be received at all. Based on its current forecasted expenditures, the Company requires the additional financing from the Senior Loan and the equity financings or additional new financing to fund ongoing operations for the next twelve months and to ensure it meets the covenant requirement under the Senior Loan.

Management is committed to diligently managing its liquidity and capital resources, including prioritizing spending in the areas of the business with the highest impact, such as advancing the development of the Company’s Warintza Project. Should it be necessary, Management has the ability to relatively quickly curtail cash outflows, including exploration expenditures, and to prudently manage the Company’s liquidity position to conserve cash resources. The Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, raising additional capital and/or evaluating strategic alternatives for its mineral property interests.

The Company expects to continue to raise the necessary funds primarily through the issuance of common shares and/or advances from the Senior Loan in support of its business objectives. While the Company has been successful in securing financing to date, there can be no assurances that future equity financing, debt facilities or strategic alternatives will be available on acceptable terms to the Company or at all, and therefore, a material uncertainty exists that may cast significant doubt about the Company’s ability to continue as a going concern.

Warintza Project Financing Use of Proceeds

In December 2023, the Company completed a financing package with Orion, consisting of up to $80,000 in financing for the advancement of the Warintza Project in Ecuador. The Orion financing package includes a $60,000 Senior Loan of which $30,000 was received on closing and the remaining amount to be made available in two tranches based on achieving certain milestone, and $10,000 received on issuance of common shares with an additional $10,000 of equity financing available if certain conditions are met.

In relation to the $30,000 Senior Loan and $10,000 equity financing received by the Company, funds were spent in the following manner, as compared with the planned use of proceeds.

Planned use of proceeds of $40,000	Warintza Project	Approximate use of proceeds spent to December 31, 2023
The intended use of proceeds is (i) to fund the development and working capital requirements of the Warintza Project, including exploration, infill drilling, technical and environmental programs and studies, permitting and community social relations programs, and (ii) general corporate and administrative expenses of the Company in respect of the Warintza Project, while maintaining a minimum unrestricted cash balance of $5,000 in Canada.	Salaries, geological consultants and support, and travel	$720
	Site preparation, supplies, field and general	730
	Drilling and drilling related costs	159
	Assay and analysis	40
	Community relations, environmental and permitting	650
	Payment of lease liability	13
	Working capital changes	391
	Total	$2,703

For the year ended December 31, 2023, the Company has used the proceeds as intended, with approximately $2,703 spent on funding the development and working capital requirements of the Warintza Project, including exploration, environmental programs and studies, community social relations programs and general corporate and administrative expenses of the Company.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, unless otherwise noted)

Commitments and Contingencies

At December 31, 2023, the Company had contractual cash flow commitments as follows:

	< 1 Year	1-3 Years	4-5 Years	> 5 Years	Total
Accounts payable and accrued liabilities	$5,274	$–	$–	$–	$5,274
Lease liabilities	88	3	–	–	91
Senior loan principal and interest[1]	–	–	50,686	–	50,686
Other long-term liability	–	–	–	137	137
Office rent obligations	349	324	–	–	673
Exploration expenses and other	80	–	–	–	80
	$5,791	$327	$50,686	$137	$56,941

[1]	The interest is calculated using interest rate in effect at December 31, 2023.

Share Capital Information

As at March 28, 2024, the Company had the following securities issued and outstanding:

●	150,815,361 common shares

●	11,170,022 shares issuable pursuant to exercise of stock options[1]

●	26,085 shares issuable pursuant to redemption of restricted share units

[1]	There are 325,194 Arrangement options outstanding exercisable into 32,522 Solaris shares and 11,137,500 Solaris options outstanding exercisable into 11,137,500 Solaris shares.

Proposed Transactions

There are no undisclosed proposed transactions that will materially affect the performance of the Company.

Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements, other than the Company’s obligation for future rental payments described in “Related Party Transactions“.

Related Party Transactions

Compensation of key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Executive Chairman, President and Chief Executive Officer, Chief Financial Officer, Senior Vice President Corporate Affairs and Corporate Secretary and Directors.

Key management compensation for the years ended December 31, 2023 and 2022 is comprised of the following:

For the year ended December 31,	2023	2022
Share-based compensation	$4,029	$2,768
Salaries and benefits	1,069	1,103
Professional fees	602	595
	$5,700	$4,466

During 2021, the Company entered an agreement with Augusta Capital Corporation (“Augusta”) for consulting services. The owner of Augusta Capital Corporation is the Executive Chairman and a major shareholder of the Company. Total amount charged by Augusta for the year ended December 31, 2023 was $602 (December 31, 2022 – $595).

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, unless otherwise noted)

Related party arrangement

On January 2, 2020, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. All of the parties have jointly entered into a rental agreement for office space. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments if the Company’s participation in the arrangement was terminated on December 31, 2023 was approximately $656 (December 31, 2022 – $1,028), determined based on the Company’s average share of rent paid in the immediately preceding 12 months.

The Company was charged for the following with respect to these arrangements in the year ended December 31, 2023 and 2022:

For the year ended December 31,	2023	2022
Salaries and benefits	$2,071	$2,132
Office and other	412	429
Filing and regulatory fees	54	79
Marketing and travel	20	20
	$2,557	$2,660

At December 31, 2023, amounts in prepaids and other include $25 due from a related party (December 31, 2022 – $45) with respect to this arrangement.

MATERIAL Accounting Policies and Estimates

The Company’s accounting policies are described in its consolidated financial statements for the year ended December 31, 2023. The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Amended IFRS standards effective January 1, 2023

The Company applied the amendments to IAS 1, Presentation of Financial Statements (“IAS 1”) and IFRS Practice Statement 2 issued by the IASB under Disclosure of Accounting Policies effective January 1, 2023. The amendments require entities to disclose their ‘material’, rather than ‘significant’ accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies that provide useful, entity-specific accounting policy information that users need to understand other information in the financial statements. While the amendments did not result in any changes to the Company’s accounting policies themselves, they impacted the accounting policy information disclosed in the Company’s consolidated financial statements. The accounting policy information disclosed in Notes 2 and 3 of the consolidated financial statements reflect the Company’s material accounting policies.

Certain other new standards, interpretations, and amendments to existing standards have been issued by the IASB or the International Financial Reporting Interpretations Committee. However, these updates either are not applicable to the Company or are not material to the consolidated financial statements.

Amended IFRS standards not yet effective

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1), which amended IAS 1, to clarify the requirements for presenting liabilities in the statement of financial position. The amendments specify that the Company must have the right to defer settlement of a liability for at least 12 months after the reporting period for the liability to be classified as non-current.

In addition, the amendments clarify that: (a) the Company’s right to defer settlement must exist at the end of the reporting period; (b) classification is unaffected by management’s intentions or expectations about whether the Company will exercise its right to defer settlement; (c) if the Company’s right to defer settlement is subject to the Company complying with specified conditions, the right exists at the end of the reporting period only if the Company complies with those conditions at the end of the reporting period, even if the lender does not test compliance until a later date; and (d) the term settlement includes the transfer of the Company’s own equity instruments to the counterparty that results in the extinguishment of the liability, except when the settlement of the liability with the Company transferring its own equity instruments is at the option of the counterparty and such option has been classified as an equity instrument, separate from the host liability.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, unless otherwise noted)

In October 2022, the IASB issued Non-current Liabilities with Covenants, which amended IAS 1 to clarify that if the Company’s right to defer settlement of a liability for at least 12 months is subject to the Company complying with covenants after the reporting period, those covenants would not affect whether the Company’s right to defer settlement exists at the end of the reporting period for the purposes of classifying a liability as current or non-current. The amendments also increased the disclosure requirement relating to such covenants to include: (i) the nature of the covenants and the date by which the Company must comply with the covenants; (ii) whether the Company would comply with the covenants based on its circumstances at the reporting date; and (iii) whether and how the Company expects to comply with the covenants by the date on which they are contractually required to be tested. The above amendments are effective for the Company’s annual reporting period beginning on January 1, 2024. As disclosed in Note 10 of the consolidated financial statements, the Company’s Senior Loan is subject to certain covenants including maintaining a minimum unrestricted balance of $5,000 in cash in Canada. At December 31, 2023, the Company was in compliance with all covenants. The impacts of initial application of the amendments on the Company’s condensed consolidated interim financial statements for the three months ending March 31, 2024 and for future periods will depend on the Company’s right to defer settlement of its liabilities at the end of such reporting period and can include increased disclosure in respect of its compliance with related covenants.

Judgements and estimates that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

a)	Determination of functional currencies

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of Solaris is the Canadian dollar, and the functional currency of each subsidiary entity is the US dollar. Assessment of functional currency involves certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

b)	Embedded derivatives and valuation of derivative and other financial instruments

Determination of whether terms embedded in contracts are derivatives and whether those derivatives are required to be separated requires judgement. Specifically, judgement was required to conclude that the prepayment option and certain other clauses embedded in the Senior Loan did not require separation and valuation as a separate derivative. The valuation of the Company’s derivative financial instruments required the use of option pricing models or other valuation techniques. Measurement of the Company’s obligation to issue shares upon exercise of Equinox Warrants classified as a derivative was based on a Monte Carlo simulation model which used assumptions with respect to share price, expected life, share price volatility, correlation assumptions and discount rates.

c)	Reclamation provision

The ultimate costs for reclamation and rehabilitation are uncertain, and cost estimates can vary in response to many factors, including estimates of the nature, extent and timing of rehabilitation activities, technological changes, regulatory changes, changes in inflation rates, the risk-free interest rate used for discounting future cash flows, foreign exchange rates, and estimates of the underlying currencies in which the provisions will ultimately be settled. The Company estimates its costs based on studies using current restoration standards and techniques, and the provision at the reporting date represents management’s best estimate of the present value of the future rehabilitation costs required. Significant assumptions related to the reclamation provision are disclosed in Note 9 of the consolidated financial statements.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, unless otherwise noted)

d)	Valuation of exploration and evaluation assets

The application of the Company’s accounting policy for exploration and evaluation assets requires estimates in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Capitalized acquisition costs are assessed for impairment at least annually or when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. Judgement is required in determining whether indicators of impairment exist, including factors such as the period for which the Company has the right to explore, expected renewals of exploration rights, whether expenditures on further exploration and evaluation of resource properties are planned, results of exploration and evaluation activities on the exploration and evaluation assets and future commodity prices.

e)	Share-based compensation

The Company utilizes the Black-Scholes option pricing model to estimate the fair value of stock options granted to directors, officers, employees and consultants of the Company. The use of the Black-Scholes option pricing model requires management to make various estimates and assumptions that impact the value assigned to the stock options including the expected volatility of the stock price, the risk-free interest rate, dividend yield, the expected life of the stock options and the number of options expected to vest. The expected term of the options granted is determined based on historical data of the average hold period before exercise, cancellation or expiry. Expected volatility is estimated with reference to the historical volatility of the share price of a peer group of companies as applicable given the short period for which the Company’s shares have been publicly listed. Any changes in these assumptions could change the amount of share-based compensation recognized. Significant assumptions related to share-based payments are disclosed in Note 12 of the consolidated financial statements.

f)	Going concern evaluation

As discussed in Note 1 of the consolidated financial statements, these financial statements have been prepared under the assumptions applicable to a going concern. If the going concern assumption were not appropriate for these Financial Statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the statement of financial position classifications used and such adjustments could be material. The Company reviews the going concern assessment at the end of each reporting period. The Company’s assessment of its ability to continue as a going concern requires significant judgement about whether there are material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. The Company must determine whether sufficient financing will be obtained in the near term.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents and amounts receivable. Credit risk exposure is limited through maintaining its cash with high-credit quality financial institutions. The carrying value of these financial assets of $39,606 represents the maximum exposure to credit risk.

b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s Senior Loan which has a floating interest rate.

With all other variables held constant, a 1% change in secured overnight financing rate would have changed net loss by approximately $7 for the year ended December 31, 2023 (December 31, 2022 – nil).

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, unless otherwise noted)

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short term business requirements after taking into account the Company’s holdings of cash (discussed in Note 1 of the consolidated financial statements). In December 2023, the Company completed a financing package consisting of up to $80,000 in financing including a $60,000 Senior Loan of which $30,000 was received on closing and the remaining amount to be made available in two tranches based on achieving certain milestones, and the Company received $10,000 on issuance of common shares with an additional $10,000 of equity financing available if certain conditions are met.

d)	Foreign currency risk

The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency. At December 31, 2023, the Company had not entered into any contracts to manage foreign exchange risk.

The functional currency of the Company is the Canadian dollar, therefore, the Company is exposed to currency risk from the assets and liabilities denominated in the US dollar. As at December 31, 2023, cash of $37,245 (December 31, 2022 – $83), loans and borrowings of $29,363 (December 31, 2022 – nil), and accounts payable and accrued liabilities of $94 (December 31, 2022 - $91) are denominated in the US dollar. For the year ended December 31, 2023, if the US dollar to Canadian dollar currency exchange rate changes by 5% with all other variables held constant, the impact on the Company’s net loss is $378 (December 31, 2022 – $1).

The Company is also exposed to currency risk on financial assets and liabilities denominated in Peruvian soles, Chilean pesos, Mexican pesos and Guatemalan quetzals. However, the impact on such exposure is not currently material.

Capital management

The Company’s primary objective when managing capital is to ensure that it will be able to continue as a going concern and that it has the ability to satisfy its capital obligations and ongoing operational expenses, as well as having sufficient liquidity to fund suitable business opportunities as they arise.

The capital of the Company includes the components of equity attributable to shareholders of the Company and loans and borrowings, net of cash and cash equivalents. Capital is summarized in the following table:

As at December 31,	2023	2022
Equity attributable to shareholders of the Company	$17,515	$20,318
Loans and borrowings	29,363	–
	46,878	20,318
Less: Cash and cash equivalents	(38,865)	(14,770)
	$8,013	$5,548

The Company manages its capital structure and makes adjustments to it as necessary in light of economic conditions. In order to maintain the capital structure, the Company may, from time to time, issue or buy back equity, repay debt, or sell assets. The Company, upon approval from its Board of Directors, intends to balance its overall capital structure through a combination of equity financing, debt and other forms of financing. The Company did not have any externally imposed restrictions as at December 31, 2023 other than those imposed by the Senior Loan. To effectively manage its capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has appropriate liquidity to meet its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the Warintza Project.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, unless otherwise noted)

Risks and Uncertainties

An investment in the Company’s common shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should invest in the Company’s common shares. An investor should carefully consider the risks and the other information filed with the Canadian securities regulators before investing in the Company’s common shares. A discussion of these risks and other factors that may affect the Company’s actual results, performance, achievements or financial position is contained below and in the Company’s Annual Information Form filed under the Company’s profile on SEDAR+ website at www.sedarplus.ca.

Any of the risks and uncertainties described below could have a material adverse effect on the Company’s business and financial condition and accordingly, should be carefully considered in evaluating the Company’s business. The following risk factors are not a definitive list or description of all the risks associated with Solaris’ business but are intended to indicate what management considers to be significant considerations for anyone who reads this MD&A.

Ability to raise funding to continue exploration, development and mining activities

The Company does not generate operating cash flow from a producing mine and has incurred operating losses to date. The Company expects to incur operating losses in future periods due to continuing expenses associated with advancing its mineral projects, seeking new business opportunities, and general and administrative costs. The Company has relied on cash received from share issuances and advances from the senior secured debt facility to fund its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the Warintza Project. The Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, meeting certain Warintza Project milestones, raising additional capital and/or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise the necessary funds primarily through the issuance of common shares and/or advances from the senior secured debt facility in support of its business objectives. While the Company has been successful in securing financing to date, there can be no assurances that future equity financing, debt facilities or strategic alternatives will be available on acceptable terms to the Company or at all, in which case the Company may need to reduce its longer-term exploration plans. These financing requirements will result in dilution of existing Solaris shareholders. Failure to obtain such financing may result in delay or indefinite postponement of Solaris’ activities.

In December 2023, the Company entered into definitive agreements to a financing package consisting of up to $80,000 in financing including a $60,000 Senior Loan of which $30,000 was received on closing and the remaining amount to be made available in two tranches based on achieving certain milestones. The Company also received $10,000 on issuance of common shares with an additional $10,000 of equity financing available if certain conditions are met. There are no guarantees that the Company will meet the conditions to receive the additional amounts under the financing package. In addition, the Senior Loan has a financial covenant which requires the Company to maintain an unrestricted cash balance of $5,000 in Canada. On January 11, 2024, the Company announced that it has entered into a subscription agreement in respect of an approximately C$130,000 private placement of common shares of Solaris by Zijin. The closing of the private placement is subject to customary conditions precedent and applicable regulatory approvals, including (i) receipt of the requisite approval of the TSX, (ii) receipt of regulatory approval under the Investment Canada Act, and (iii) receipt of regulatory approval from the relevant authorities in the People’s Republic of China.

On October 28, 2022, the government of Canada announced that significant transactions by foreign state-owned enterprises in Canada’s critical minerals sector will only be approved as of likely net benefit on an exceptional basis and that a foreign state-owned company’s participation in these types of transactions could constitute reasonable grounds to believe that the investment could be injurious to Canada’s national security, regardless of the value of the transaction.

On November 2, 2022, the government of Canada announced the ordered divestiture of three minority investments in Canadian lithium companies by foreign companies on the basis that such investments posed a threat to Canadian national security and critical minerals supply chains. Canada’s response to foreign investment in the critical minerals sector is dynamic and, while there have been no ordered divestitures by the Canadian government of foreign investments in the copper sector in connection with these new guidelines, the impact and development of these new guidelines is uncertain. Moreover, it is possible that Zijin does not obtain Investment Canada Act approval for the private placement and that these new guidelines hinder Solaris’ ability to transact with the full spectrum of financing counterparties. If these risks materialize, it could hinder Solaris’ ability to secure adequate financing which could in turn result in delay or indefinite postponement of Solaris’ activities.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, unless otherwise noted)

Debt risk

The Company is a party to a $60 million Senior Loan with Orion. The Company’s ability to make scheduled payments under the Senior Loan and any other indebtedness will depend on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. There is no guarantee that additional funding will be available for development of projects or to refinance existing corporate and project debt.

The Company is exposed to interest rate risk on variable rate debt. Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due, including, among others, debt repayments, interest payments and contractual commitments. If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance the Company’s indebtedness, including indebtedness under the Senior Loan. The Company may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow the Company to meet its scheduled debt service obligations.

In addition, a breach of debt covenants to third parties, including under the Senior Loan or the Company’s other debt instruments from time to time could result in an event of default under the applicable indebtedness. Such a default may allow the lenders to impose default interest rates or accelerate the related debt, which may result in the acceleration of any other debt to which a cross acceleration or cross default provision applies. In the event a lender accelerates the repayment of the Company’s borrowings, the Company may not have sufficient assets to repay its indebtedness.

The Senior Loan and other debt instruments contain several covenants that impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long-term best interest. In particular, the Senior Loan restricts the Company’s ability to dispose of assets and to incur additional indebtedness and grant security interests or encumbrances. As a result of these restrictions, the Company may be limited in how it conducts its business, may be unable to raise additional debt or equity financing, or may be unable to compete effectively or to take advantage of new business opportunities.

Global economic conditions

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the mining industry, are impacted by these market conditions. Market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede Solaris’ access to capital or increase the cost of capital and may adversely affect Solaris’ operations.

Solaris is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where its cash position is unable to be maintained or appropriate financing is unavailable. These factors may impact Solaris’ ability to obtain capital on terms favourable to it or at all. Increased market volatility may impact Solaris’ operations which could adversely affect the trading price of Solaris common shares.

Limited supplies, supply chain disruptions, and inflation

Our exploration activities require skilled personnel and a supply of other resources, such as natural gas, diesel, oil and electricity. Supply may be interrupted due to a shortage or the scarce nature of inputs. Supply might also be interrupted due to transportation and logistics associated with the remote location of some of our operations, and government restrictions or regulations which delay importation of necessary items. COVID-19 has had a significant impact on global supply chains that have not fully recovered, which has impacted our ability to source supplies required for our exploration activities and has increased the costs of those supplies. Global supply chains have been further affected by the current conflict between Russia and the Ukraine and could be strained further by any exacerbation of this conflict. Any interruptions to the procurement and supply of resources, or the availability of skilled personnel, as well as increasing rates of inflation, could have an adverse impact on our future cash flows, earnings, results of operations, and financial condition.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, unless otherwise noted)

Negative operating cash flow

Solaris has negative operating cash flow and may continue to have negative operating cash flow in future periods. To the extent that Solaris has negative operating cash flow, Solaris will need to continue to deploy a portion of its cash reserves to fund such negative operating cash flow. Solaris expects to continue to sustain losses in the future until it begins to generate revenue from the commercial production of its properties. There is no guarantee that Solaris will ever have commercial production or be profitable.

Uncertainty of future revenues or of a return on investment

It is difficult to evaluate Solaris’ business and future prospects. Solaris has no history of earnings, and operating losses are expected to continue for the foreseeable future. While Solaris’ Board is optimistic about Solaris’ prospects, there is no certainty that anticipated outcomes and sustainable revenue streams will be achieved. There is no assurance that Solaris common shares will provide a return on investment in the future. Solaris has no plans to pay dividends in the future.

No defined reserves with no mineral properties in production or under development

Solaris is an early exploration and development company and all properties are in the exploration stage. Management has not defined or delineated any proven or probable reserves on any of Solaris’ properties. Mineral exploration involves significant risk and few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. Management cannot confirm the presence of any proven or probable reserves at Warintza or any other properties. The failure to establish proven or probable reserves could severely restrict Solaris’ ability to implement its strategies for long-term growth. In addition, mineral resource figures are estimates only. The estimates are expressions of judgment based on knowledge, mining industry experience, the analysis of drill and other results, as well as industry practices.

Further, mineral resources are not mineral reserves and there is no assurance that any mineral resource estimate will ultimately be classified as proven or probable mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Speculative nature of mineral exploration and development

The exploration for and development of mineral deposits involves significant risk. Few properties that are explored are ultimately developed into producing mines. Substantial expenditures are required to establish mineral reserves through drilling, to develop processes to extract the mineral resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Development of Solaris’ mineral projects will only follow upon obtaining satisfactory results. There is no assurance that Solaris’ exploration and development activities will result in any discoveries of commercial bodies of ore, or that any of Solaris’ mineral projects will be brought into commercial production. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, accuracy of estimated size, continuity of mineralization, average grade, proximity to infrastructure, availability and cost of water and power, anticipated climatic conditions, commodity prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in Solaris being unable to receive an adequate return on invested capital.

The process of mining, exploration and development also involves risks and hazards, including environmental hazards, industrial accidents, labour disputes, unusual or unexpected geological conditions or acts of nature. These risks and hazards could lead to events or circumstances, which could result in the complete loss of a project or could otherwise result in damage or impairment to, or destruction of, mineral properties and future production facilities, environmental damage, delays in exploration and development interruption, and could result in personal injury or death.

Although Solaris evaluates the risks and carries insurance policies to mitigate the risk of loss where economically feasible, not all of these risks are reasonably insurable and insurance coverages may contain limits, deductibles, exclusions and endorsements. Solaris cannot assure that its coverage will be sufficient to meet its needs. Such a loss may have a material adverse effect on Solaris. See “Uninsured Risks” below for more details.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, unless otherwise noted)

Spin-out of non-core assets

On December 6, 2021, the Company announced a proposed spin-out of non-core assets to create Solaris Exploration Inc. Shareholders are cautioned that the spin-out is subject to various customary approvals including shareholder approval and approval of the Supreme Court of British Columbia. There is no guarantee that the required approvals are obtained and, even if the required approvals are obtained, there is no guarantee that the spin-out will occur in a timely fashion (if at all), or that it occurs on the terms announced by Solaris. The spin-out is expected to occur alongside a Warintza transaction, which is also uncertain that it will occur in a timely fashion or if at all.

Risks from international operations

Changes in political situations may affect the manner in which Solaris operates. The operations of Solaris are conducted in Ecuador, Mexico, Chile and Peru which are exposed to various levels of economic, political, currency and other risks and uncertainties. These risks and uncertainties include, but are not limited to: terrorism, hostage taking, military repression, crime, violence, more prevalent or stronger organized crime groups, political instability, corruption, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, uncertainty of the rule of law and legal system, corruption of public officials and/or courts of law, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation and mining laws, regulations and policies, restrictions on foreign exchange and repatriation, and changing political conditions and governmental regulations relating to foreign investment and the mining business. These countries have experienced political, social and economic unrest in the past and protestors have from time to time targeted foreign mining companies and their mining operations. The occurrence of mining regime changes adds uncertainties that cannot be accurately predicted and any future material adverse changes in government policies or legislation in the jurisdictions in which Solaris operates that affect foreign ownership, mineral exploration, development of mining activities and may affect Solaris’ viability.

Risk associated with an emerging and developing market

The disruptions recently experienced in the international and domestic capital markets have led to reduced liquidity and increased credit risk premiums for certain market participants and have resulted in a reduction of available financing. Companies located in countries in the emerging markets may be particularly susceptible to these disruptions and reductions in the availability of credit or increases in financing costs, which could result in them experiencing financial difficulty.

In addition, the availability of credit to entities operating within the emerging and developing markets is significantly influenced by levels of investor confidence in such markets as a whole and as such any factors that impact market confidence (for example, a decrease in credit ratings, state or central bank intervention in one market or terrorist activity and conflict) could affect the price or availability of funding for entities within any of these markets.

Relationships with, and claims by, local communities and indigenous groups

Warintza was in a period of inactivity from late 2006 as a result of social unrest within the surrounding communities and lack of support for mineral exploration within Ecuador. In 2018, Solaris restored the relationship with local communities and commenced consultation. With the community’s support Solaris initiated exploration activities in 2019. Solaris has committed to on-going community engagement and returned 2,349.67 ha surface rights to local Shuar Nations of Warints and Yawi as an integral step to restoring the community’s acceptance of activity on Warintza.

During the third quarter of 2020, Solaris and the local Shuar communities of Warints and Yawi announced the signing of the IBA, which was subsequently updated in the first quarter of 2022. Solaris does not believe it requires the consent of any Shuar Centres other than the Shuar Centres of Warints and Yawi to conduct its current operations. While the IBA represents significant progress for the development of Warintza, continued development at Warintza is largely contingent on the continued support of these local communities. Any deterioration in Solaris’ relationship with these communities would significantly negatively impact the development of Warintza.

In addition, despite the positive steps taken to restore the local Shuar communities acceptance of activity at Warintza, opposition to mining activities in Ecuador by a number of non-governmental organizations (“NGOs”) and their influence on indigenous groups may ultimately affect permitting, operations, and Solaris’ reputation. Solaris undertakes various initiatives, involving or for the benefits of local communities, in accordance with its responsible and transparent mining strategies. While Solaris is committed to operating in a socially responsible manner, there can be no assurance that its efforts, in this respect, will mitigate any country risk.

The organization of Shuar Artuam People (PSHA) is a representative of certain local communities. While PSHA has voiced complaints regarding Solaris, such complaints have been made without consulting the communities of Warints and Yawi, without consideration of these communities’ rights to self-determination and without consideration of these communities’ voluntary choice to work with Solaris. Regardless, PSHA’s complaints have the potential to harm Solaris’ reputation and, any growth in the influence of PSHA could have the potential to have a material adverse effect on Solaris and its operations.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, unless otherwise noted)

Geopolitical risk

Warintza is located in Ecuador, South America. As a result, the Project is subject to certain risks and possible political and economic instability specific to Ecuador, such as the outcome of political elections and the possible turnover of government, political unrest, labour disputes, invalidation of government orders, permits or property rights, risk of corruption including violations under applicable foreign corrupt practices laws, military repression, war, civil disturbances, criminal and terrorist acts, arbitrary changes in laws, expropriation, nationalization, renegotiation or nullification of existing agreements and changes to monetary or taxation policies. The occurrence of any of these risks may adversely affect the mining industry, mineral exploration and mining activities generally or the Company and, among impacts, could result in the impairment or loss of mineral concessions or other mineral rights.

Exploration, development or production may also be affected to varying degrees by government regulations with respect to, but not limited to, restrictions on future exploitation and production, price controls, export controls, income taxes, labour and immigration, and by delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental and other non-governmental organizations, limitations on foreign ownership, expropriation of property, ownership of assets, environmental legislation, labour relations, limitations on repatriation of income and return of capital, high rates of inflation, increased financing costs and site safety. These factors may affect both Solaris’ ability to undertake exploration and development activities in respect of future properties in the manner contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date.

In June 2022, Ecuador experienced eighteen days of widespread and at times violent protests. The unrest concluded with the signing of a Peace Agreement, whereby the Government of Ecuador made a number of promises in exchange for the end of the protests. The next step was for the Peace Agreement to be consolidated via specific commitments to be negotiated at dialogue tables between government authorities and representative of indigenous organizations and other groups; these dialogue tables were all closed in October 2022 gave rise to technical tables to oversee the implementation of agreements reached. While the National Mining Policy (Supreme Decree 151) remains in force. President Guillermo Lasso did agree to abdicate his special authority to approve mining activity in hydric protection areas, intangible zones, protected areas, archaeological zones, and indigenous ancestral territories. Government authorities have indicated that acquired rights would not be impacted by any new commitments which would apply solely to future concession grants, however there can be no guarantee that this will be the case. Also, as part of the Peace Agreement, the government committed to issue a Law on Prior Consultation; Minister of Energy and Mines Fernando Santos Alvite in early November 2022 announced that a draft law will be presented to the Assembly in the near-term.

In 2023, former President Guillermo Lasso did not complete his term due to the triggering of “muerte cruzada”, a constitutional mechanism whereby the Presidency and the National Assembly was dissolved, and elections were held. A new National Assembly was elected and Daniel Noboa, from the National Democratic Action (ADN) party. The Company believes the election of President Daniel Noboa was a positive outcome for the mining sector, with a continuance of mining-friendly government providing the basis for continued support of the industry and reforms aimed at improving the environment for the sector to grow. Although the new president has an approval rating of >80%, the current government will only govern for 17 months until the next election in 2025, completing the term of former president, Guillermo Lasso.

At the beginning of 2024, due to the issues regarding a definition of the “Prior Consultation” and ruling in the Constitutional Court, the indigenous sector and communities have been making statements of alert and monitoring of the Consultation process and statements regarding public rejection of the advance of mining in their territories.

Any shifts in political attitudes or changes in laws that may result in, among other things, significant changes to mining laws or any other national legal body of regulations or policies are beyond the control of Solaris and may adversely affect its business.

The Company also faces the risk that future governments may adopt substantially different policies. In addition, changes in resource development or investment policies, increases in taxation rates, higher mining fees and royalty payments, revocation or cancellation of mining concession rights or shifts in political attitudes in Ecuador may adversely affect Solaris’ business.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, unless otherwise noted)

Environmental licenses for exploitation

In order to execute the exploitation phase of mining activities, Solaris must obtain the environmental licenses for such stage, for which it is necessary to comply with a process of prior indigenous consultation and environmental consultation. Prior indigenous consultation, which conforms with the free, prior and informed consultation process, should be regulated by an independent law and currently, in Ecuador, there is no law that regulates the prior indigenous consultation process. This law must be issued by the Ecuadorian National Assembly. The Ecuadorian Constitutional Court ordered the Ecuadorian National Assembly to issue the Prior Indigenous Peoples Consultation Law within one year since its possession in December 2023. Additionally, the Ecuadorian Constitutional Court ordered the Ecuadorian National Assembly to issue a law to regulate the environmental consultation process. Prior indigenous consultation is a different type of process that differs from environmental consultation.

Regarding free, prior and informed consultation, in March 2024 the Ministry of Energy and Mines issued the “Manual for the Operationalization of Free, Prior and Informed Consultation, contained in numeral 7 of Article 57 of the Constitution of the Republic of Ecuador for the Issuance of Administrative Measures in Mining Concessions (“Manual”).” On March 13, 2024, the Federation of Kañari Organizations of Ecuador filed a claim of unconstitutionality against this Manual, which has not been admitted to date.

It is not clear at this time if Solaris will be able or will need to apply for a consultation process following the Manual, or if it will be necessary to wait for the issuance of the corresponding law by the National Assembly. In any case, prior to commencing the exploitation phase of the Warintza Project, the Ecuadorian State (and not Solaris) should conduct further consultation in the area of influence of the project, under the terms and standards provided for in the Constitution, international instruments, the law and the decisions of the Constitutional Court. Prior consultation corresponds exclusively to the Ecuadorian State and not to Solaris. Among the subjects to be consulted are the centres of Warints and Yawi, as well as those other centres defined by the State for such purposes. As the Constitutional Court has stated in reiterated jurisprudence, the project executor (in this case Solaris) cannot participate in the consultation process, since it is an exclusive responsibility of the State. If the State does not apply consultation processes, Solaris may not be able to obtain the environmental license for continuing with its operations in the exploitation stage.

Permitting risk

Solaris’ mineral exploration and development activities are subject to receiving and maintaining licenses, permits and approvals (collectively, “permits”) from appropriate governmental authorities in Ecuador, Mexico, Chile and Peru. Solaris may be unable to obtain on a timely basis or maintain in the future all necessary permits to explore and develop its properties. Delays may occur in connection with obtaining necessary renewals or permits for Solaris’ existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation. It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through government or court action. Solaris can provide no assurance that it will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular site, which could adversely affect its operations.

Ecuadorian constitutional court rulings suspending licenses

The Constitutional Court of Ecuador has ordered that the Ecuadorian State issue laws to regulate the exercise of free, prior and informed consultation and environmental consultation which, to date, has not occurred. Even though this has not yet occurred, several courts (including the Ecuadorian Constitutional Court) have issued rulings ordering the suspension of environmental licensing processes and environmental licenses until free and informed prior consultation is carried out. These cases were initiated by constitutional actions filed by people claiming to be members of indigenous peoples living in the project’s area of influence, specifically against the licenses and other administrative acts issued for these projects.

As the communities within the direct area of influence of Warintza, the local Shuar communities of Warints and Yawi, have consented to Solaris’ activities at Warintza, Solaris currently views the risk of a Constitutional Court ruling suspending its licenses as low. Notwithstanding the foregoing, any deterioration in the Company’s relationship with the local communities of Warints and Yawi, or any Constitutional Court ruling suspending Solaris’ environmental license to operate at the Warintza Project coming to fruition, would have a material adverse effect on Solaris and its operations.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, unless otherwise noted)

Anti-mining sentiment

Recent anti-mining sentiment in Ecuador has resulted in protests at certain mining projects and multiple mining projects being paralyzed due to opposition and legal action. The Ecuadorian provinces of Pichincha and Azuay are the two provinces that have turned out the most protestors and typically have the highest anti-mining sentiment, in general, in Ecuador. Pichincha is located to the north where referendum results late last year halted illegal mining activity at the Chocó Andino UNESCO site near Quito where there is no activity from the formal sector. The Azuay province is located in the southern region of the country and has a historical anti-mining posture.

By contrast, there has been very little anti-mining sentiment in the Ecuadorian states of Morona Santiago (which hosts the Warintza Project) and Zamora-Chinchipe (which hosts the Fruta del Norte and Mirador projects). For example, to Solaris’ knowledge, the national anti-mining protests in June 2023 turned out zero protestors in the provinces of Morona Santiago and Zamora Chinchipe in the southeastern region of the country where the formal mining sector is located.

The major mining development in Zamora-Chinchipe (Fruta del Norte and Mirador) has transformed the region with remote cantons hosting projects rising from poorest to rank among the wealthiest in the country. This dramatic improvement in economic and social outcomes, access to services and development of infrastructure have shifted public sentiment in favor of formal mining development in the adjacent province of Morona Santiago where the Warintza Project is located.

The existing anti-mining sentiment in Ecuador has therefore not had a significant impact on the Warintza Project. Notwithstanding the foregoing, any growth of anti-mining sentiment at Warintza or in the province of Morona Santiago could have a material adverse effect on Solaris and its operations.

Failure to comply strictly with applicable laws, regulations and local practices may have a material adverse impact on the Company’s operations or business

While the Company seeks to fully comply with applicable laws, regulations and local practices, failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction, cancellation or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. Any such loss, reduction or imposition of partners could have a material adverse impact on the Company’s operations or business. Furthermore, increasing complexity of mining laws and regulations may render the Company incapable of strict compliance.

The Company’s concessions are subject to pressure from artisanal and illegal miners

Several of the Company’s concessions are located close to communities with long-standing artisanal, often illegal, mining traditions. Limited economic opportunities in these areas contribute to making gold mining an attractive field of work for local individuals and small associations and companies, who at times view concessions belonging to the Company as particularly attractive targets for alluvial or hard rock mining. In some cases, the local operators (occasionally financed by outsiders), having exhausted development opportunities at their current location may seek to expand or relocate their activities into areas controlled by the Company. In other cases, illegal miners may relocate to one of the Company’s concession areas in response to government pressure that has shut down their prior operations. Local and national political and regulatory authorities may come under pressure to support or not impede the ambitions of these local actors. The Company monitors local mining activities and is in regular contact with regulatory and political authorities to anticipate and manage issues as they arise, however not every incursion can be readily identified. Nonetheless, there is a risk that in the future, due to political or social factors, regulators may make decisions to grant access to artisanal miners that impact the viability of the Company’s projects.

The inherent operational risks associated with mining, exploration and development, many of which are beyond the Company’s control

The Company’s activities are subject to a high degree of risk due to factors that, in some cases, cannot be foreseen or anticipated, or controlled. These risks include, but are not limited to, tectonic or weather activity that may provoke landslides or other impacts, labour disruptions, legislative and regulatory changes, crime, the inability to obtain adequate sources of power, water, labour, suitable or adequate machinery and equipment, and expert attorneys and consultants. In addition, the Company may be unable to acquire or obtain such requirements as water rights and surface rights, which may be critical for the continued advancement of exploration, development and operational activities on its mineral concessions. These processes could generate delays and adverse decisions, however unexpected, could negatively impact project development and the Company’s prospects.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, unless otherwise noted)

Land title risk

Although Solaris has investigated the right to explore and exploit its various properties and obtained records from government offices with respect to all the mineral claims, licenses, concessions and other rights in and to lands comprising its properties, there is no guarantee of title. Other parties may dispute the title to a property or the property may be subject to prior unregistered agreements and transfers or land claims by aboriginal, native, or indigenous peoples. The title to Solaris’ properties may be affected by undetected encumbrances or defects or governmental actions. Solaris has not conducted surveys of all of its properties and the precise area and location of claims or the properties may be challenged. Title insurance is generally not available for mineral properties. Failure by Solaris to meet its payment and other obligations pursuant to laws governing its mineral claims, licenses, concessions and other forms of land and mineral tenure could result in the loss of its material property interests which could have a material adverse effect on Solaris, which could cause a significant decline in Solaris’ stock price.

Surface rights and access risks

Although the Company acquired the rights to some or all of the minerals in the ground pursuant to its mining concessions, it does not thereby acquire all rights to, or ownership of, the surface to the areas covered by its mining concessions. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming. In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access. However, in areas where there are local populations or landowners, it is necessary, as a practical matter, to negotiate surface access. There can be no guarantee that, despite having the legal right to access the surface and carry on mining activities, the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out significant exploration work or mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in the local jurisdictions in which the Company operates.

Russia-Ukraine conflict

In late February 2022, Russia launched a large-scale military attack on Ukraine, which amplified global geopolitical tensions. In response to the military action by Russia, various countries, including Canada, issued broad-ranging economic sanctions against Russia. Such sanctions and any future sanctions against Russia may adversely impact, among other things, the Russian economy, which directly and indirectly affect various sectors of the economy, disrupt the global supply chain, and increase inflationary pressures. Accordingly, the actions discussed above and the potential for a wider conflict could increase financial market volatility and cause severe negative effects on regional and global economic markets, and therefore have a significant negative effect on the ability of the Company to obtain equity financing to fund additional exploration activities.

Risk of global outbreaks and contagious diseases

The risk of global outbreaks, including COVID-19, have the potential to significantly and adversely impact Solaris’ operations and business. On March 11, 2020, the World Health Organization recognized COVID-19 as a global pandemic. Solaris is continuously evaluating the uncertainty and impact of the outbreak on the Company and its ability to operate due to employee absences, the length of travel and quarantine restrictions imposed by governments of affected countries, disruption in the Company’s supply chains, information technology constraints, government interventions, market volatility, overall economic uncertainty and other factors currently unknown and not anticipated.

There can be no certainty that COVID-19, or other infectious illness, and the restrictive measures implemented to slow the spread of the virus will not materially impact Solaris’ operations or personnel in the coming year. It is not possible for Solaris to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business, results of operations or ability to raise funds at this time.

Fraud and corruption

Solaris’ operations are governed by, and involve interactions with, many levels of government in numerous countries. Solaris is required to comply with anti-corruption and anti-bribery laws, including the Canadian Corruption of Foreign Public Officials Act, as well as similar laws in the countries in which Solaris conducts business. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws.

Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Solaris’ internal procedures and programs may not always be effective in ensuring that Solaris, its employees, contractors or third-party agents will comply strictly with such laws. If Solaris becomes subject to an enforcement action or in violation of such laws, this may have a material adverse effect on its reputation, result in significant penalties, fines, monitoring and investigation costs and/or sanctions imposed on it, and/or have a material adverse effect on Solaris’ operations.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, unless otherwise noted)

Ethics and business practices

Solaris maintains and requires adherence to policies governing ethical business conduct and practices, including prohibition of illegal payments, and respect for human rights and the individual. All personnel are expected to promote a respectful and inclusive workplace environment irrespective of ethnic background, gender, age or experience. Nevertheless, there is no assurance of compliance and the Company may be subject to allegations of discriminatory practices, harassment, unethical behavior, or breach of human rights.

Solaris may in the future become subject to legal proceedings

Solaris may, from time to time, become involved in various claims, legal proceedings, regulatory investigations and complaints. Solaris cannot reasonably predict the likelihood or outcome of any actions should they arise. If Solaris is unable to resolve any such disputes favorably, it may have a material adverse effect on Solaris’ financial performance, cash flows, and results of operations. Solaris’ assets and properties may become subject to further liens, agreements, claims, or other charges as a result of such disputes. Any claim by a third party on or related to any of Solaris’ properties, especially where mineral reserves have been located, could result in Solaris losing a commercially viable property. Even if a claim is unsuccessful, it may potentially affect Solaris’ operations due to the high costs of defending against the claim. If Solaris loses a commercially viable property, such a loss could lower its future revenues, or cause Solaris to cease operations if the property represents all or a significant portion of Solaris’ mineral reserves.

Tax regime in Ecuador

The tax regime in Ecuador may be subject to differing interpretations, is subject to change without notice and the Company’s interpretations may not coincide with that of the Ecuadorian tax authorities. In order for there to be restrictions on the repatriation of earnings, the Government of Ecuador would need to reform through the National Assembly the Organic Code of Production, Commerce and Investment that grant rights to freely repatriate earnings. As a result, the taxation applicable to transactions and operations may be challenged or revised by the Ecuadorian tax authorities, which could result in significant additional taxes, penalties and/or interest. Given the complexity of the tax calculations and interpretations, there is a risk that the currently expected taxation regime will not be applied or that different tax authorities will not agree with the calculations which may negatively impact the Company and the economic feasibility of the Warintza Project. This risk has been diminished by the execution of the investment contract in December 2022 between the Company and the Government of Ecuador setting out the legal framework, tax and legal stability, contractual rights, tax incentives and guarantees for the Warintza Project.

There is also a risk that restrictions on the repatriation of earnings from Ecuador to foreign entities will be imposed in the future and the Company has no control over withholding tax rates. In addition, there are certain laws and regulations enacted in Ecuador that impose a capital gains tax on profits derived from the sale of shares, ownership interests and other rights, such as grant of rights for exploration concessions, exploitation, or similar activities of companies with permanent establishments in the country. The impact of these laws and regulations on the Company or its shareholders has not yet been determined.

Solaris’ mineral assets are located outside Canada and are held indirectly through foreign affiliates

It may be difficult if not impossible to enforce judgements obtained in Canadian courts predicted upon the civil liability provisions of the securities laws of certain provinces against substantially all of Solaris’ assets which are located outside Canada.

Commodity price risk

The price of Solaris common shares, financial results and exploration, and development and mining activities in the future may be materially adversely affected by declines in the price of copper, molybdenum and gold. Copper, molybdenum and gold prices fluctuate widely and are affected by numerous factors beyond Solaris’ control, such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing and metals-consuming countries throughout the world.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, unless otherwise noted)

Exchange rate fluctuations

Solaris reports its results in U.S. dollars, while many of Solaris’ investments, costs and revenues may be denominated in other currencies. This may result in additions to Solaris’ reported costs or reductions in Solaris’ reported revenues. Fluctuations in exchange rates between currencies in which Solaris invests, reports, or derives income may cause fluctuations in its financial results that are not necessarily related to Solaris’ underlying operations.

Joint ventures

Solaris may enter into joint venture or similar arrangements with regard to future exploration, development and production properties (including potentially Solaris’ concessions). There is a risk any future joint venture partner does not meet its obligations and Solaris may therefore suffer additional costs or other losses. It is also possible that the interests of Solaris or future joint venture partners are not aligned resulting in project delays or additional costs and losses. Solaris may have minority interests in the companies, partnerships and ventures in which it invests and may be unable to exercise control over the operations of such companies.

Property commitments

The properties held by Solaris may be subject to various land payments and/or work commitments. Failure by Solaris to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Infrastructure

Mineral exploration and development activities depend, to one degree or another, on adequate infrastructure. The costs, timing and complexities of developing Solaris’ projects may be greater than anticipated for certain property interest without access to reliable roads, bridges, power sources and water supply. Unusual or infrequent weather phenomena, terrorism, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Solaris’ operations, financial condition and results of operations.

Properties located in remote areas

Solaris’ exploration and development properties may be located in remote areas with challenging terrain, climate and access, resulting in technical challenges for conducting geological exploration. The remote location of Solaris’ operations may also result in increased costs and transportation difficulties, which could have a material adverse effect on Solaris’ business and results of operations.

Lack of availability of resources

Mining exploration requires ready access to mining equipment such as drills, and crews to operate that equipment. There can be no assurance that such resources will be available to Solaris on a timely basis or at a reasonable cost. Failure to obtain these resources when needed may result in delays in Solaris’ exploration programs.

Dependence on highly skilled personnel

Solaris’ prospects depend in part on the services of key board members, executives and other highly skilled and experienced personnel focused on managing Solaris’ interests and the advancement of its mineral projects, as well as its other interests, in addition to the identification of new opportunities for growth and funding. The loss of these persons or Solaris’ inability to attract and retain additional highly skilled employees required for Solaris’ activities may have a material adverse effect on its business or future operations. Solaris does not currently maintain “key person” life insurance on any of its key employees.

Competition

There is competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. Solaris competes with other mining companies, many of which have greater financial resources than Solaris, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, unless otherwise noted)

Significant shareholders

Each of Solaris’ significant shareholders has or will have the ability to significantly influence the outcome of corporate actions requiring shareholder approval, including the election of directors of Solaris and the approval of certain corporate transactions. Solaris’ significant shareholders’ respective interests may differ from the interests of Solaris or its other shareholders. The concentration of ownership of the Solaris common shares may also have the effect of dissuading third-party offers or delaying or preventing other possible strategic transactions of Solaris.

Reputational risk

As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at much greater risk of losing control over how they are perceived in the marketplace. Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to the Company’s handling of environmental matters or the Company’s dealings with community groups), whether true or not. The Company places a great emphasis on protecting its image and reputation, but the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.

Conflicts of interest

Certain of the directors and/or officers of Solaris also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors and/or officers to be in a position of conflict. Any decision made by any of such directors and/or officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Solaris and Solaris shareholders. In addition, each director is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in the BCBCA and other applicable laws.

Uninsurable risks

As mentioned above, Solaris’ business is subject to a number of risks and hazards including adverse environmental conditions, industrial accidents, labour disputes, and technical difficulties due to unusual or unexpected geologic formations. Such risks could result in personal injury or death, environmental damage, damage to and destruction of the facilities, delays in exploration and development, monetary losses and legal liability. For some of these risks, Solaris maintains insurance to protect against these losses at levels consistent with industry practice. However, Solaris may not be able to maintain current levels of insurance, particularly if there is a significant increase in the cost of premiums. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production may not be generally available to Solaris or to other companies in the mining industry on acceptable terms.

Solaris might also become subject to environmental liability or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Solaris to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

Information systems

Targeted attacks on Solaris’ systems (or on systems of third parties that Solaris relies on), failure or non-availability of key information technology (“IT”) systems or a breach of security measures designed to protect Solaris’ IT systems could result in disruptions to Solaris’ operations, extensive personal injury, property damage or financial or reputational risks. As the threat landscape is ever-changing, Solaris must make continuous mitigation efforts, including risk prioritized controls to protect against known and emerging threats, tools to provide automate monitoring and alerting and backup and recovery systems to restore systems and return to normal operations.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, unless otherwise noted)

Public company obligations

Solaris is subject to evolving corporate governance and public disclosure regulations that have increased both Solaris’ compliance costs and the risk of non-compliance, which could adversely impact Solaris’ share price.

Solaris is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian Securities Administrators, the TSX, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements. For example, the Canadian government proclaimed into force the Extractive Sector Transparency Measures Act on June 1, 2015, which mandates the public disclosure of payments made by mining companies to all levels of domestic and foreign governments starting in 2017 for the year ended December 31, 2016. Solaris’ efforts to comply with such legislation could result in increased general and administration expenses and a diversion of management time and attention from operating activities to compliance activities.

Internal controls provide no absolute assurances as to reliability of financial reporting and financial statement preparation, and ongoing evaluation may identify areas in need of improvement

Solaris may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and Solaris may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. Solaris’ failure to satisfy the requirements of Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Solaris’ business and negatively impact the trading price of the Solaris common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Solaris’ operating results or cause it to fail to meet its reporting obligations.

Solaris may fail to maintain the adequacy of its disclosure controls. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by Solaris in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Solaris’ management, as appropriate, to allow timely decisions regarding required disclosure.

No evaluation can provide complete assurance that Solaris’ financial and disclosure controls will detect or uncover all failures of persons within Solaris to disclose material information otherwise required to be reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The effectiveness of Solaris’ controls and procedures could also be limited by simple errors or faulty judgments.

The Company’s foreign subsidiary operations may impact its ability to fund operations efficiently, as well as the Company’s valuation and stock price

The Company conducts operations through foreign subsidiaries and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Share price fluctuation

Securities markets have experienced a high degree of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations which have not necessarily been related to their operating performance, underlying asset values or prospects. Additionally, companies like Solaris often experience periods where their shares are thinly traded. There can be no assurance that these kinds of share price fluctuations or lack of liquidity will not occur in the future, and if they do occur, Solaris does not know how severe the impact may be on its ability to raise additional funds through equity issues. If Solaris is unable to obtain such additional financing, any investment in Solaris may be materially diminished in value or lost.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, unless otherwise noted)

The value of the Company’s common shares, as well as its ability to raise equity capital, may be impacted by future issuances of shares

The Company is authorized to issue an unlimited number of Solaris common shares without par value. The Company may issue more Solaris common shares in the future. Sales of substantial amounts of Solaris common shares (including shares issuable upon the exercise of stock options), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the Solaris common shares and the ability of the Company to raise equity capital in the future.

Future sales of common shares by existing shareholders

Sales of a large number of Solaris common shares in the public markets, or the potential for such sales, could decrease the trading price of the Solaris common shares and could impair the ability of the Company to raise capital through future sales of Solaris common shares.

Costs of land reclamation

It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which the Company holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the consolidated financial condition and results of operations of the Company.

Measures to protect endangered species may adversely affect the Company’s operations

The countries in which Company operates (including in particular, Ecuador) have diverse and fragile ecosystems and the federal government, regional governments, politicians, community leaders, and NGOs are vigilant in the protection of endangered species. The existence or discovery of an endangered species at or near the Company’s projects may have a number of adverse consequences to the Company’s plans and operations. For instance, the presence of an endangered species could require the Company to modify its design plans and construction, to take extraordinary measures to protect the species or to cease its activities temporarily or permanently, all of which would delay the Company’s exploration activities and have an adverse economic impact on the Company, which could be material. The existence or discovery of an endangered species at Warintza could also ignite NGO and local community opposition to the Company’s projects, which could present further challenges to exploration and development activities.

Environmental risks and hazards

All phases of the Company’s consolidated operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, including potential loss of title, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current environmental laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Solaris Resources Inc.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, unless otherwise noted)

Changes in climate conditions

Governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, the Company expects that this may result in increased costs at some of its operations. In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. These risks include extreme weather events such as increased frequency or intensity of wildfire seasons or prolonged drought which could have the potential to disrupt the Company’s operations. Effects of climate change or extreme weather events could cause prolonged disruption to the delivery of essential commodities, which may cause the Company’s production efficiency to be reduced.

The Company can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision the Company’s disclosure controls and procedures (“DC&P”) to provide reasonable assurance that material information regarding the Company is accumulated and communicated to the Company’s management, including its CEO and CFO, in a timely manner. In addition, the CEO and CFO have designed or caused to be designed under their supervision internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements, as well as an evaluation on whether there were changes to its ICFR during most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. The control framework used to design the Company’s ICFR is based on the 2013 control framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

For the year ended December 31, 2023, the DC&P have been designed and are operating effectively to provide reasonable assurance that material information relating to the Company is made known to the CEO and CFO, particularly during the period in which the relevant annual filings are prepared and the information required to be disclosed by the Company in its filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified. In addition, ICFR have also been designed and are operating effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluations of controls can provide absolute assurance that all control issues, if any, within a company are detected on a timely basis. Accordingly, our DC&P and our ICFR are effective in providing reasonable, not absolute, assurance that the objectives of our control systems have been met.

Changes in Internal Control Over Financial Reporting

National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, ICFR. No material changes were made to internal controls in the three months ended December 31, 2023.

Qualified Person

The technical information contained in this document related to the MRE was based upon the technical report titled “NI 43-101 Technical Report for the Warintza Project, Ecuador (Amended)” with an effective date of April 1, 2022, prepared by Mario E. Rossi, FAusIMM,RM-SME, Principal Geostatistician of Geosystems International Inc., who is a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects. The remaining technical information contained in this document has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, Vice President Exploration of Solaris who is a “Qualified Person” as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Jorge Fierro is a Registered Professional Geologist through the SME (registered member #4279075).